Exhibit 99.2

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of March 31,	As of December 31,
	2010	2009

CURRENT ASSETS
Cash and cash equivalents	11,524	9,861
Short-term interest-bearing bank deposits	28,593	8,607
Trade accounts receivable	10,920	11,545
Inventories	6,142	3,949
Other current assets	1,976	1,728
	59,155	35,690
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	570	561
Other long-term assets	137	142
Severance pay funds	2,389	2,368
	3,096	3,071

FIXED ASSETS, NET	2,318	2,163

Total assets	64,569	40,924

CURRENT LIABILITIES
Trade accounts payable	6,260	3,715
Deferred income	3,916	1,671
Other current liabilities	4,055	5,237
	14,231	10,623

LONG-TERM LIABILITIES
Liability for employee severance pay	3,252	3,168
Deferred income	186	183
Other long-term liability	32	35
	3,470	3,386

SHAREHOLDERS' EQUITY	46,868	26,915

Total liabilities and shareholders' equity	64,569	40,924

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009

REVENUES
Product sales	12,901	12,646	3,645
Services	3,080	2,594	2,075
	15,981	15,240	5,720

COST OF REVENUES
Products	5,478	5,399	1,582
Services	2,389	2,445	2,274
	7,867	7,844	3,856

GROSS PROFIT	8,114	7,396	1,864

OPERATING EXPENSES
Research & Development expenses, net	2,554	2,049	1,783
Sales & Marketing expenses	2,196	2,025	1,173
General & Administration expenses	651	659	503
	5,401	4,733	3,459

OPERATING PROFIT (LOSS)	2,713	2,663	(1,595)

Interest income (expenses), net	(14)	31	(64)

NET INCOME (LOSS) FOR THE PERIOD	2,699	2,694	(1,659)

Net income (loss) per share:
Basic	0.12	0.14	(0.09)
Diluted	0.11	0.13

Shares used for calculation of net income (loss) per share:
Basic	22,666	19,717	19,378
Diluted	24,236	21,173

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009
CASH FLOW – OPERATING ACTIVITIES

Net income (loss) for the period	2,699	2,694	(1,659)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	324	347	320
Amortization of deferred stock-based compensation	116	118	106
Increase (decrease) in liability for employee termination benefits, net	48	(187)	(114)
Decrease (increase) in trade accounts receivables	625	(5,943)	244
Decrease (increase) in inventories	(2,267)	749	520
Decrease (increase) in other short and long term assets	(260)	(555)	697
Increase (decrease) in trade accounts payables	2,545	2,198	(1,200)
Increase (decrease) in other current and long-term liabilities	(1,105)	1,769	(1,637)
Increase (decrease) in short and long term deferred income	2,248	913	(894)
Net cash from (used in) operating activities	4,973	2,103	(3,617)

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(19,986)	(8,560)	50
Increase in short-term investments	--	--	(4,595)
Investment in long-term interest-bearing bank deposits	(9)	(36)	(120)
Additions to fixed assets	(405)	(303)	(4)
Net cash used in investment activities	(20,400)	(8,899)	(4,669)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans and exercise of warrants	122	1,111	--
Shares issued in a public offering	16,968	--	--
Net cash from financing activities	17,090	1,111	--

Increase (decrease) in cash and cash equivalents	1,663	(5,685)	(8,286)
Cash and cash equivalents – beginning of period	9,861	15,546	19,325
Cash and cash equivalents – end of period	11,524	9,861	11,039